Hypo Real Estate
HOLDING

05010239

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-721
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 01 August 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld   Stefan Wittermann

Enclosures

(1) 20 July 2005	Press Release: Hypo Real Estate Bank International: Successful completion of £ 125 million financing for Arab Investments Limited's acquisition of 33 Grosvenor Place, London.
(2) 07 July 2005	Press release: Hypo Real Estate Bank International: Successful completion of a circa SEK 2.16 billion (circa € 229 million) senior financing for the Keops Group's acquisition of a mixed office / retail and residential portfolio in Sweden.
(3) 01 July 2005	Press release: Hypo Real Estate Bank International closes its first True Sale CMBS with the securitisation of a 246.5 million Euro loan in Germany.

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Dr. Paul Eisele, Dr. Markus Fell,
Frank Lamby

Press release

Hypo Real Estate Bank International: Successful completion of £125 million financing for Arab Investments Limited's acquisition of 33 Grosvenor Place, London

London/Dublin/Munich, July 20th 2005: Hypo Real Estate Bank International announces today that it has provided £125 million of Sharia compliant investment to help finance the £146 million acquisition of 33 Grosvenor Place, London by an investment vehicle sponsored by Arab Investments Limited. The deal closed on 30th June 2005.

Arab Investments Limited is a real estate investment company with a successful 15 year track record in the UK. The company currently manages over £750 million property and property related investments inside the UK with additional investments spread throughout Europe.

The acquisition provides Arab Investments Limited's investors with a strong Grade A office asset secured on a single lease to Amerada Hess Limited – a leading global oil and gas services company.

Commenting, Harin Thaker, CEO of the bank's European business platform, said: "Whilst we have undertaken a number of Sharia compliant financings through our Paris office, this is the first such financing we have carried out in London and we are delighted to have been able to assist Arab Investments Limited in structuring and executing this transaction.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communicatons
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Bank International

Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG).The corporate group comprise the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Arab Investments Limited

Arab Investments Limited is a real estate investment company owned by the Affara family. The company has been operating in the UK for 15 years. Currently Arab Investments manages over £750 million of UK assets with additional investments spread throughout Europe.

33 Grosvenor Place, London

The property is a Grade A building located in the Victoria office market. Having been redeveloped in 1992, the building comprises 198,520sqft of space over five floors around a substantial atrium with mezzanine and basement storage. The building is let in its entirety to Amerada Hess Limited.

Press release

Hypo Real Estate Bank International: Successful completion of a circa SEK 2.16 billion (circa €229 million) senior financing for the Keops Group's acquisition of a mixed office / retail and residential portfolio in Sweden

- **Hypo Real Estate Bank International has acted as Arranger and Facility Agent**
- **Facility has been co-underwritten on a 50/50 basis with Aareal Bank AG**

Stockholm / Dublin, July 7th 2005: Hypo Real Estate Bank International is pleased to announce today that it has arranged and jointly underwritten, along with Aareal Bank AG, a circa SEK 2.16 billion (circa €229 million) senior acquisition financing for the Keops Group in connection with its acquisition of a mixed office / retail and residential portfolio in Sweden. The transaction closed on 6th July 2005.

The portfolio consists of 44 multi-let properties comprising some 309,167 sq.m of space, hosting some 385 tenants. The properties are well located in larger cities such as Uppsala, Södertälje, Västerås, Sundsvall, Umeå and Luleå.

Commenting, Harin Thaker, CEO of the bank's European business platform, said: "I am happy to announce another large structured acquisition facility in the Scandinavian property markets to a key international client."

Press contact
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors

Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG). The corporate group comprises of the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Aareal Bank AG, headquartered in Wiesbaden, Germany, is listed on the Deutsche Börse's MDAX index. Its three core business units are: Structured Property Financing, Consulting/Services and Property Asset Management. The bank has a presence in 13 European countries, the USA and Asia. It provides property financing solutions in a total of 22 countries. Its client base includes large international property investors as well as top-quality national clients.

The Keops Group is a Danish company listed on the Copenhagen Stock Exchange. The Group consists of Keops Development, Keops InvestorPartner and Keops EjendomsHolding. The combination of real estate development activities and sale of Investment projects to private investors make Keops a market leader in this field.

One of Keops' missions is to make real property investments through shares and high-yield bonds and similar securities and to undertake the operation of the Investment properties acquired in this connection. The underlying business concept is to mediate large real property portfolios to a large number of investors, primarily wealthy private individuals and institutional investors. It is furthermore a fundamental principle to seek the investments financed by way of listed products, as this makes it possible to invest pension funds in this type of securities.

The properties on which Keops focuses are commercial properties with solid, creditworthy lessees and long-term leases and residential properties exceeding a certain critical mass. Keops has made property investments for a total of SEK 9 billion during the last year's period.

Press release

Hypo Real Estate Bank International closes its first True Sale CMBS with the securitisation of a 246.5 million Euro loan in Germany

London/Munich, July 1st 2005: Hypo Real Estate Bank International announces that on June 23rd it has closed its first True Sale CMBS transaction with the securitisation of a single mortgage loan of 246.5 million Euro. This transaction makes it one of the few banks to complete a CMBS in Germany.

The loan, which was provided by Hypo Real Estate Bank International in December 2004, is to a consortium of borrowers controlled by Eurocastle Investment Limited. The loan was used to finance the consortiums acquisition of a well diversified portfolio of 109 properties located in 90 different ciities in Germany, from Deutsche Bank. The portfolio generates a gross annual rent return of 25.3 million Euro - 67.8% per cent of which is derived from a highly rated German tenant.

The loan, which has a maturity of eight years, features an 85.75% loan to value and interest coverage of 2.08x at the closing of the loan. It contains a full security package and a set of individually tailored financial and LTV ratio covenants.

Valesco Funding Plc., the issuer, which is incorporated in Ireland, has issued eight classes of notes ranging in rating from AAA/AAA to BBB/BBB- (S&P/Fitch) into the capital market, using the proceeds to purchase the loan from Hypo Real Estate Bank International. The notes are listed on the Irish Stock Exchange.

Hypo Real Estate Bank International structured the transaction as sole arranger and has used the services of Lehman Brothers as lead manager and

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

sole book runner for the placement of the notes which were placed with a wide range of investors and were fully subscribed.

Tranche	Rating (S&P / Fitch)	Volume in EUR	Coupon
A	AAA / AAA	€ 100,000,000	3-month-Euribor + 25 Bps
X	AAA / AAA	€ 50,000	N/A
B	AAA / AA-	€ 14,950,000	3-month-Euribor + 30 Bps
C	AA- / AA-	€ 66,050,000	3-month-Euribor + 45 Bps
D	A / A	€ 16,000,000	3-month-Euribor + 55 Bps
E	A / BBB	€ 17,700,000	3-month-Euribor + 85 Bps
F	BBB / BBB-	€ 7,800,000	3-month-Euribor + 140 Bps
G	BBB / NR	€ 24,000,000	3-month-Euribor + 180 Bps

Press contact:

Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Bank International
Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG).The corporate group comprise the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.